Local.com Corporation

7555 Irvine Center Drive

Irvine, CA 92618

March 26, 2012

Via E-Mail

Mr. Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local.com Corporation

Form 8-K

Filed March 22, 2012

File No. 001-34197

Dear Mr. Krikorian:

This letter responds to the comments of the letter dated March 26, 2012 to myself on behalf of Local.com Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 8-K filed on March 22, 2012 (“Form 8-K”). We have reproduced below in bold font each of the Staff comments set forth in the March 26, 2012 letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the March 26, 2012 letter.

General

1.	Revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not appropriate to use the phrase “will not be retained.”

The Company will correct the Form 8-K to indicate that our former accountant was dismissed.

2.	Revise the two references in the second paragraph to “any subsequent interim period” to reflect the date that the former accountant was dismissed. Refer to 304(a)(1)(iv) of Regulation S-K.

The Company will correct the Form 8-K to reflect the date that the former account was dismissed where indicated in the second paragraph of our disclosure.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company will obtain and file an updated Exhibit 16 letter from the former accountants stating whether the former accountant agrees with the statements made in the revised Form 8-K.

The Company intends to file the amended Form 8-K, as noted above, once the Company has received the updated Exhibit 16 letter pursuant to point 3 above.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Kenneth Cragun
Kenneth Cragun
CFO of Local.com Corporation

C:	Heath Clarke, CEO of Local.com Corporation